Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH eREIT VII, LLC

SUPPLEMENT NO. 9 DATED JUNE 1, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose a Revolving Credit Facility that has been obtained by a joint venture in which we are a member together with a fund that is advised by our Manager.

Revolving Credit Facility

On May 21, 2021, Fundrise SFR Portfolio, LLC (the “Borrower LLC”) and certain of its co-investment subsidiaries (collectively, the “Borrowers”) obtained the initial draw with respect to a revolving credit facility (the “Revolving Credit Facility”) pursuant to a Credit Agreement (the “Credit Agreement”) the Borrowers entered into with Goldman Sachs Bank USA, as agent for the lenders (the “Agent”), and the lenders from time to time party thereto. Borrower LLC is an indirect subsidiary of a joint venture (the “SFR JV”) between Fundrise Growth eREIT VII, LLC and Fundrise Real Estate Interval Fund, LLC that was formed to make co-investment transactions in various individual and/or portfolios of assets through one or more wholly-owned subsidiaries.

The Credit Agreement provides that an aggregate committed principal amount of $150 million will be made available to the Borrowers and may be borrowed subject to satisfaction of certain customary conditions. In the lenders’ discretion, the aggregate committed principal amount may be increased to $300 million. The Borrowers may decrease the aggregate committed principal amount to an amount not less than $100 million (the “Minimum Utilization Amount”).

Advances under the Revolving Credit Facility are made based upon a borrowing base that assigns an advance rate of 75% of the lesser of the acquisition cost and the broker price opinion of value of the related properties, subject to decreases in certain circumstances.

The Revolving Credit Facility has a scheduled maturity date of November 13, 2023, that may be extended by the Borrowers to November 13, 2024, subject to certain customary conditions.

Loans under the Credit Agreement accrue interest at a per annum rate equal to the benchmark plus a margin (the “Applicable Margin”) of 2.60%, provided that during the extension term, the Applicable Margin will be increased by 0.50%. The benchmark will initially be one-month LIBOR with a floor of 0.25%, and following a benchmark replacement date, an applicable benchmark replacement pursuant to the Credit Agreement. The Credit Agreement provides for customary spread maintenance payments in the event of prepayments, subject to certain exclusions including involuntary events such as casualty and condemnation, and releases of ineligible properties.

Under the Credit Agreement, the Borrowers will pay certain fees including a minimum utilization fee based on the amount of advances under the Revolving Credit Facility and a non-use fee if draws are less than the Minimum Utilization Amount. The Revolving Credit Facility is secured by (i) a full recourse guaranty from the Fundrise SFR Portfolio Equity Owner, LLC (“Equity Owner LLC”) (the parent of Borrower LLC and a wholly owned subsidiary of SFR JV) and a pledge by the Equity Owner LLC of all of its assets including 100% of the membership interest in the Borrower LLC, and (ii) all assets of the Borrowers, including real estate properties owned by the Borrowers, and, following a mortgage recordation event (as provided for in the Credit Agreement), first lien mortgages on the real estate properties. Additionally, the Agent has control over certain cash accounts.

SFR JV provides a limited recourse guaranty for certain customary ‘bad acts’ committed by SFR JV and its controlled subsidiaries.

The Credit Agreement contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, acceleration of other material indebtedness, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

The Company also issued a press release related to the credit facility, which may be found here.